

July 9, 2010

Via U.S. Mail and Facsimile

Todd A. Becker
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
9420 Underwood Avenue, Suite 100
Omaha, Nebraska 68114

     Re: Green Plains Renewable Energy, Inc.
            Amendment No. 1 to Registration Statement on Form S-3
            Filed July 6, 2010
            File No. 333-167292

Dear Mr. Becker:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-3

General

1. We note your response to comment one of our letter dated June 25, 2010. We are unable to concur with your belief that the proposed transaction represents a valid secondary offering under Rule 415(a)(1)(i). Please revise the registration statement to identify the selling shareholders as underwriters.

Exhibit 5.1 – Opinion of Husch Blackwell Sanders LLP

2. We note that in response to our prior comment 7 you have substituted the phrase "Iowa Business Corporation Act" with "applicable Iowa Law." Please understand that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please have counsel revise the opinion as appropriate.

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You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Michelle S. Mapes, Esq. (*via facsimile at* (402) 884-8776)
Green Plains Renewable Energy, Inc.
9420 Underwood Avenue, Suite 100
Omaha, Nebraska 68114

Jeffrey T. Haughey, Esq. (*via facsimile at* (816) 983-8080)
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112